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                                                                   EXHIBIT 23.1

                             ACCOUNTANT'S CONSENT

The Board of Directors
Quarterdeck Corporation

  We consent to the incorporation by reference in the registration statements (No. 333-60891, No. 333-52727 and No. 333-38693) on Form S-3 and the
registration statements (No. 333-53033 and No. 333-53073) on Form S-8 of Quarterdeck Corporation of our report dated November 13, 1998, except for the second and fourth paragraphs of note 18 which are as of November 17, 1998 and December 8, 1998, respectively, with respect to the consolidated balance sheets of Quarterdeck Corporation and subsidiaries as of September 30, 1998 and 1997 and the related consolidated statements of operations, stockholder's equity (deficit) and cash flows for each of the years in the three-year period ended September 30, 1998, and the related schedule, which report appears in the September 30, 1998 annual report on Form 10-K/A of Quarterdeck Corporation.

  Our report dated November 13, 1998, except for the second and fourth paragraphs of note 18 which are as of November 17, 1998 and December 8, 1998, respectively, contained an explanatory paragraph which stated that the Company has suffered recurring losses from operations, a reduction in working capital and has a net stockholders' deficit. These factors coupled with the uncertainty of the impact of the change in control of the Company and its impact on future operations and current products raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements and financial statement schedule do not include any adjustments that might result from the outcome of this uncertainty.

                                          /s/ KPMG LLP

Los Angeles, California
February 22, 1999